August 29, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington DC, 20549

ATTN: Wilson K. Lee, Staff Accountant

Re: DSI Realty Income Funds

Form 8-K filed on August 16, 2013

Gentlemen:

I am writing on behalf of DSI Realty Income Fund VI (File No. 002-68926), DSI

Realty Income Fund VII (File No. 002-83291), DSI Realty Income Fund VIII (File

No. 002-90168), DSI Realty Income Fund IX (File No. 000-14186), DSI Realty

Income Fund X (File No. 000-15346), DSI Realty Income Fund XI (File No.

000-18286),which are collectively the "DSI Realty Income Funds", in response to a letter of comment from the staff of the Securities and Exchange Commission

(the "Staff") dated August 16, 2013 (the "Staff Letter").

DSI Realty Income Funds acknowledges that:

* DSI Realty Income Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* DSI Realty Income Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct comments and/or any questions you may have to me or

Richard P. Conway, Chief Financial Officer at (562) 493-3022.

Sincerely,

/s/ RICHARD P. CONWAY

__________________________________

Richard P. Conway

Chief Financial Officer

August 29, 2013